UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
28 December 2012

PEARSON ANNOUNCES STRATEGIC INVESTMENT IN NOOK MEDIA

Pearson, the world's leading learning company, is today announcing a strategic investment in NOOK Media, LLC, a new company consisting of Barnes & Noble's digital businesses including its NOOK e-reader and tablets, the NOOK digital bookstore and its 674 college bookstores across America.

Pearson will invest $89.5 million in cash in NOOK Media, gaining a five per cent equity stake. Following the transaction, Barnes & Noble will own approximately 78.2 percent of NOOK Media and Microsoft will own approximately 16.8 percent. Subject to certain conditions, Pearson will earn the option to purchase up to an additional five percent ownership in NOOK Media.

Pearson's strategic investment in NOOK Media will help accelerate customer access to digital content by pairing the company's leading expertise in online learning with NOOK Media's expertise in online distribution and customer service. This will facilitate improved discovery of available digital content and services, as well as seamless access.

Will Ethridge, CEO of Pearson North America, said:

"Pearson and Barnes & Noble have been valued partners for decades, and in recent years both have invested heavily and imaginatively to provide engaging and effective digital reading and learning experiences. This new agreement extends our partnership and deepens our commitment to provide better, easier experiences for our customers. With this investment we have entered into a commercial agreement with NOOK Media that will allow our two companies to work closely together in order to create a more seamless and effective experience for students. It is another example of our strategy of making our content and services broadly available to students and faculty through a wide range of distribution partners."

ENDS

For more information:

Simon Mays-Smith           +44 (0)7738 348 184
Charles Goldsmith            +44 (0)7912 162 279
Susan Aspey                    + 1 (800) 745 8489

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 28 December 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary